UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            James River Coal Company
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                                (Name of Issuer)

                          Common Stock - Par Value $.01
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                         (Title of Class of Securities)

                                    470355207
                                 (CUSIP Number)

                                Steven N. Isaacs
                               Glencore Finance AG
                               Baarermattstrasse 3
                                  CH-6341 Baar
                                   Switzerland
                               011-41-41-709-2340
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 10, 2007
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO. 470355207                                     PAGE 2 OF 11
----------------------------                           -------------------------

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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore Finance AG
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        (See Item #3) AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 737,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                737,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          737,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.43%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

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

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                     PAGE 3 OF 11
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore International AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        (See Item #3) WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 737,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                737,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          737,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.43%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO. 470355207                                     PAGE 4 OF 11
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Glencore Holding AG
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)  (a)|_|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        (See Item #3) AF
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 737,948
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                737,948

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          737,948

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)   |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.43%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          CO

--------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP No. 470355207                               Page 5 of 11
------------------------------                    ------------------------------

                                  INTRODUCTION

            This Amendment No. 4 to Schedule 13D amends and supplements the
Schedule 13D filed by Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and, collectively with Glencore Finance and Glencore International, "Glencore") on November 29, 2004, as amended and supplemented by Amendment No. 1 thereto filed on June 2, 2005, as amended and supplemented by Amendment No. 2 thereto filed on February 7, 2007, and as amended and supplemented by Amendment No. 3 thereto filed on March 2, 2007 (as so amended and supplemented, the "Schedule 13D"). This Amendment No. 4 to Schedule 13D relates to the disposition by Glencore Finance of certain shares of common stock (the "Common Stock") of James River Coal Company (the "Company"). Item 5 of Schedule 13D is hereby amended and supplemented as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Company has 16,673,067 shares of Common Stock outstanding as of February 28, 2007, according to the annual report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 16, 2007. As of the date hereof, and after Glencore's disposition of the shares of Common Stock set forth on Schedule "A" hereto, the total number of shares of Common Stock that Glencore beneficially owns is 737,948, which represents approximately 4.43% of the Company's total outstanding shares of Common Stock as of February 28, 2007.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of the Common Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by Glencore.

            (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by Glencore Finance in the Common Stock within the last sixty days are set forth in Schedule "A" hereto, and are incorporated by reference. Glencore International and Glencore Holding did not enter into any transactions in respect of the Common Stock of the Company within the last sixty days.

            (d) Not applicable.

            (e) Not applicable.

------------------------------                    ------------------------------
CUSIP No. 470355207                               Page 6 of 11
------------------------------                    ------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2007

                                        GLENCORE FINANCE AG

                                        By:   /s/ Barbara A. Wolfensberger
                                            ------------------------------------
                                            Name:  Barbara A. Wolfensberger
                                            Title:  Director

                                        By:   /s/ Steven N. Isaacs
                                            ------------------------------------
                                            Name:  Steven N. Isaacs
                                            Title:  Director

                                        GLENCORE INTERNATIONAL AG

                                        By:   /s/ Steven Kalmin
                                           -------------------------------------
                                            Name:  Steven Kalmin
                                            Title:  Officer

                                        By:   /s/ Lotti Grenacher Hagmann
                                           -------------------------------------
                                            Name:  Lotti Grenacher Hagmann
                                            Title:  Officer

                                        GLENCORE HOLDING AG

                                        By:   /s/ Willy R. Strothotte
                                           -------------------------------------
                                            Name:  Willy R. Strothotte
                                            Title:  Chairman

                                        By:   /s/ Ivan Glasenberg
                                           -------------------------------------
                                            Name:  Ivan Glasenberg
                                            Title:  Director

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CUSIP No. 470355207                               Page 7 of 11
------------------------------                    ------------------------------

                                     Annex 1

            Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

            Name                 Principal Occupation        Business Address      Citizenship
---------------------------  ---------------------------  ---------------------  ---------------
Steven N. Isaacs               Chairman and Managing                              South Africa
                               Director of Glencore
                               Finance AG

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting

Barbara A. Wolfensberger       In-house Counsel of
                               Glencore International AG

Directors of Glencore International

            Name                 Principal Occupation        Business Address      Citizenship
---------------------------  ---------------------------  ---------------------  ---------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director     Buetzenweg 16
                                                          CH-6300 Zug
                                                          Switzerland

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road        USA
                               Executive Officer of       Bldg. A, Suite 200
                               Century Aluminum Co.       Monterey, CA 93940

------------------------------                    ------------------------------
CUSIP No. 470355207                               Page 8 of 11
------------------------------                    ------------------------------

Directors of Glencore Holding

            Name                 Principal Occupation        Business Address      Citizenship
---------------------------  ---------------------------  ---------------------  ---------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director     Buetzenweg 16
                                                          CH-6300 Zug
                                                          Switzerland

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200
                               Century Aluminum Company   Monterey, CA 93940

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting

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CUSIP No. 470355207                               Page 9 of 11
------------------------------                    ------------------------------

                                   Schedule A

                               Glencore Finance AG

----------------------------- -------------------------- -----------------------
                                  Number of Shares
     Date of Transaction          Purchased/(Sold)          Price Per Share
----------------------------- -------------------------- -----------------------
         04/10/2007                   (300,000)                  $8.73
----------------------------- -------------------------- -----------------------

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CUSIP No. 470355207                               Page 10 of 11
------------------------------                    ------------------------------

                                    Exhibit 1

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 4 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: April 12, 2007

                                        GLENCORE FINANCE AG

                                        By:   /s/ Barbara A. Wolfensberger
                                           -------------------------------------
                                            Name:  Barbara A. Wolfensberger
                                            Title:  Director

                                        By:   /s/ Steven N. Isaacs
                                           -------------------------------------
                                            Name:  Steven N. Isaacs
                                            Title:  Director

                                        GLENCORE INTERNATIONAL AG

                                        By:   /s/ Steven Kalmin
                                           -------------------------------------
                                            Name:  Steven Kalmin
                                            Title:  Officer

                                        By:   /s/ Lotti Grenacher Hagmann
                                           -------------------------------------
                                            Name:  Lotti Grenacher Hagmann
                                            Title:  Officer

------------------------------                    ------------------------------
CUSIP No. 470355207                               Page 11 of 11
------------------------------                    ------------------------------

                                        GLENCORE HOLDING AG

                                        By:   /s/ Willy R. Strothotte
                                           -------------------------------------
                                            Name:  Willy R. Strothotte
                                            Title:  Chairman

                                        By:   /s/ Ivan Glasenberg
                                           -------------------------------------
                                            Name:  Ivan Glasenberg
                                            Title:  Director